Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

PI-88 Receives Orphan Medicinal Product Designation from the European Medicines Agency

Brisbane, Australia, 29th June 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) announced today that the European Medicines Agency (EMA) has granted its licensee, Medigen Biotechnology Corporation, orphan medicinal product designation for PI-88 for the treatment of hepatocellular carcinoma (HCC).

The EMA grants orphan medicinal product designations to advance the development of drugs intended to treat, prevent or diagnose life-threatening or very serious conditions that are rare and affect not more than 5 in 10,000 persons in the European Union (EU). With this designation, Medigen will have market exclusivity in the EU for ten years in the event that PI-88 receives marketing approval as a treatment for HCC. The designation also provides for special benefits, including access to centralised approval procedures in the EU, scientific advisory and possible exemptions or reductions in certain regulatory fees during development or at the time of application for marketing approval.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Sue MacLeman

Chief Executive Officer

+61 7 3842 3325

+61 437 211 200

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.